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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)

                        SPANISH BROADCASTING SYSTEM, INC.
                                (Name of Issuer)

                     Class A Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   846425 86 6
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 846425 86 6                                          Page 2 of 6 Pages


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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             The Marcos and Sonya Rodriguez Family Trust
             FIN:  75-6535929
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a) [ ]
             (b) [ ]
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     3       SEC USE ONLY

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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
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                                 5    SOLE VOTING POWER
      NUMBER OF                                0 (1)
 SHARES BENEFICIALLY             -----------------------------------------------
      OWNED BY                   6    SHARED VOTING POWER
   EACH REPORTING                              0
       PERSON                    -----------------------------------------------
        WITH                     7    SOLE DISPOSITIVE POWER
                                               0 (1)
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                               0
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0 (1)
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      0% (1)
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    12       TYPE OF REPORTING PERSON*

                      OO
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----------

(1) The Marcos and Sonya Rodriguez Family Trust has the right to receive dividends relating to, and the proceeds from the sale of the 1,126,679 shares of the Company's Class A Common Stock. While the trust holds such shares, the voting and dispositive power relating to such shares is exercised by the trustee, James L. Anderson. Thus, the Trust does not beneficially own any of the shares held by it.


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CUSIP NO. 846425 86 6                                          Page 3 of 6 Pages


ITEM 1.

         Item 1(a)    NAME OF ISSUER:          Spanish Broadcasting System, Inc.

         Item 1(b)    ADDRESS OF ISSUER'S
                      PRINCIPAL EXECUTIVE      3191 Coral Way, Suite 805
                      OFFICES                  Miami, Florida  33145

ITEM 2.

         Item 2(a)    NAME OF PERSON FILING:   The Marcos and Sonya Rodriguez
                                               Family Trust

         Item 2(b)    ADDRESS OF PRINCIPAL
                      BUSINESS OFFICE OR, IF
                      NONE RESIDENCE:          8828 N. Stemmons, Suite 309
                                               Dallas, Texas  75247

         Item 2(d)    TITLE OF CLASS OF
                      SECURITIES:              Class A Common Stock, $.0001 par
                                               value per share

         Item 2(e)    CUSIP NUMBER:            846425 86 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR Rule 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                           (a)[ ]   Broker or dealer registered under
                                    section 15 of the Act (15 U.S.C. 78o).

                           (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                           (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                           (d)[ ]   Investment Company registered under
                                    section 8 of the Investment Company Act of 1940 (15 (U.S.C. 80a-8).

                           (e)[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


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CUSIP NO. 846425 86 6                                          Page 4 of 6 Pages


                           (f)[ ] An employee benefit plan or endowment fund in accordance with Rule
                                    13d-1(b)(1)(ii)(F);

                           (g)[ ]   A parent holding company or control
                                    person in accordance with Rule
                                    13d-1(b)(1)(ii)(G);

                           (h)[ ]   A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act (12 U.S.C. 1813);

                           (i)[ ] A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

                           (j)[ ]   Group, in accordance with Rule 13d-1(b)
                                    (1)(ii)(J);

ITEM 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  Incorporated by reference to items (5) - (9) and (11) of the cover page of this statement.

                  While the Marcos and Sonya Rodriguez Family Trust (the "Trust") holds 1,126,679 shares of the Company's Class A Common Stock, the voting and dispositive power for such shares is exercised by the trustee, James L. Anderson. Thus, the Trust does not beneficially own any of the shares held by it. This amendment to the Trust's original statement on Schedule 13G filed on November 20, 2000 corrects the erroneous information regarding beneficial ownership contained in the previous filing.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [X]


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CUSIP NO. 846425 86 6                                          Page 5 of 6 Pages


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  The Marcos and Sonya Rodriguez Family Trust has the right to receive dividends relating to and the proceeds from the sale of 1,126,679 shares of the Company's Class A Common Stock. James L. Anderson has sole voting and dispositive power resulting from his serving as the trustee of such trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 846425 86 6                                          Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Dated: February 13, 2002

                                        THE MARCOS AND SONYA RODRIGUEZ FAMILY
                                        TRUST



                                        /s/ James L. Anderson
                                        ----------------------------------------
                                        James L. Anderson, Trustee


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).